UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 4, 2005
Date of Report (Date of earliest event reported)

Exact Name of Registrant as Specified in Its Charter; State of
Commission File	Incorporation; Address of Principal Executive Offices; and	IRS Employer
Number	Telephone Number	Identification Number

1-16169	EXELON CORPORATION	23-2990190
(a Pennsylvania corporation)
10 South Dearborn Street—37th Floor
P.O. Box 805379
Chicago, Illinois 60680-5379
(312) 394-7398

1-1839	COMMONWEALTH EDISON COMPANY	36-0938600
(an Illinois corporation)
10 South Dearborn Street — 37th Floor
P.O. Box 805379
Chicago, Illinois 60680-5379
(312) 394-4321

1-1401	PECO ENERGY COMPANY	23-0970240
(a Pennsylvania corporation)
P.O. Box 8699
2301 Market Street
Philadelphia, Pennsylvania 19101-8699
(215) 841-4000

333-85496	EXELON GENERATION COMPANY, LLC	23-3064219
(a Pennsylvania limited liability company)
300 Exelon Way
Kennett Square, Pennsylvania 19348
(610) 765-6900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 – Other Events.
Item 8.01. Other Events.
Item 9.01. Financial Statements and Exhibits.
SIGNATURES
EXHIBIT INDEX
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4
Exhibit 99.5

Section 8 — Other Events.
Item 8.01. Other Events.

On December 20, 2004, Exelon Corporation (“Exelon”) and Public Service Enterprise Group Incorporated (“PSEG”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which PSEG will merge with and into Exelon with Exelon continuing as the surviving corporation (the “Merger”). Completion of the Merger is subject to a number of conditions, including the approval of a number of governmental authorities.

On February 4, 2005, Exelon and PSEG issued a press release announcing that they had filed petitions or applications for approval with the Federal Energy Regulatory Commission (“FERC”) under the Federal Power Act, the Pennsylvania Public Utility Commission (the “PPUC”) and the New Jersey Board of Public Utilities (the “NJBPU”). Commonwealth Edison Company, a subsidiary of Exelon, also filed a notice of the Merger with the Illinois Commerce Commission (“ICC”), whose formal approval of the Merger is not required. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Current Report on Form 8-K by reference.

Copies of the FERC, PPUC, NJBPU and ICC applications and notices (without exhibits and submitted testimony) are attached to this Current Report on Form 8-K as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated into this Current Report on Form 8-K by reference. Exelon expects that copies of the full filings will be available through each applicable governmental authority’s offices or its website.

Other state and federal agencies will have a role in reviewing various aspects of the transaction. Exelon and PSEG expect to make these remaining filings later to allow any required review to be completed in a timely manner.

* * * * *

This Current Report on Form 8-K is being filed separately by Exelon, Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”) and Exelon Generation Company, LLC (“Generation”) (collectively, the “Exelon Registrants”). Information contained herein relating to any individual Exelon Registrant has been filed by such registrant on its own behalf. No individual Exelon Registrant makes any representation as to information relating to any other Exelon Registrant.

Except for the historical information contained herein, certain of the matters discussed in this report constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of the Exelon Registrants, and the current expectations of management of PSEG, Public Service Electric and Gas Company (“PSE&G”), PSEG Power LLC (“PSEG Power”), and PSEG Energy Holdings LLC (“PSEG Holdings” and together with PSEG, PSE&G and PSEG Power, the “PSEG Registrants”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this report. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or PSEG could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may experience more difficulties than expected in achieving operating improvements at jointly owned nuclear generating facilities; (11) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (13) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. A discussion of some of these other important factors and assumptions is contained in the Exelon Registrants’ and PSEG Registrants’ respective filings with the SEC, including: (1) the Exelon Registrants’ 2003 Annual Report on Form 10-K – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Business Outlook and the Challenges in Managing Our Business for Each of Exelon, ComEd, PECO and Generation; (2) the Exelon Registrants’ 2003 Annual Report on Form 10-K – Item 8. Financial Statements and Supplementary Data: Exelon – Note 19, ComEd – Note 15, PECO – Note 14 and Generation – Note 13; and (3) the PSEG Registrants’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 – Forward Looking Statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this report may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. None of the Exelon Registrants or PSEG Registrants undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this report.

This communication is not a solicitation of a proxy from any security holder of Exelon Corporation (Exelon) or Public Service Enterprise Group Incorporated (PSEG). Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and PSEG to their respective security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description

99.1	Press Release of Exelon Corporation and Public Service Enterprise Group Incorporated.

99.2	Application for Authorization of Disposition of Jurisdictional Assets Under Section 203 of the Federal Power Act, dated February 4, 2005.

99.3	Joint Application of PECO Energy Company and Public Service Electric and Gas Company to the Pennsylvania Public Utility Commission, dated February 4, 2005.

99.4	Joint Petition of Public Service Electric and Gas Company and Exelon Corporation to the Commissioners of the New Jersey Board of Public Utilities, dated February 4, 2005.

99.5	Commonwealth Edison Company’s Notice of Holding Company Merger Transaction to the Illinois Commerce Commission, dated February 4, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXELON CORPORATION
COMMONWEALTH EDISON COMPANY
PECO ENERGY COMPANY
EXELON GENERATION COMPANY, LLC

/s/ Robert S. Shapard

Robert S. Shapard
Executive Vice President and Chief Financial Officer
Exelon Corporation

February 4, 2005

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Exelon Corporation and Public Service Enterprise Group Incorporated.

99.2	Application for Authorization of Disposition of Jurisdictional Assets Under Section 203 of the Federal Power Act, dated February 4, 2005.

99.3	Joint Application of PECO Energy Company and Public Service Electric and Gas Company to the Pennsylvania Public Utility Commission, dated February 4, 2005.

99.4	Joint Petition of Public Service Electric and Gas Company and Exelon Corporation to the Commissioners of the New Jersey Board of Public Utilities, dated February 4, 2005.

99.5	Commonwealth Edison Company’s Notice of Holding Company Merger Transaction to the Illinois Commerce Commission, dated February 4, 2005.